Commercial International Bank (Egypt)S.A.E.

Giza

البنك التجاري الدولي (مصر) ش.م.م

الجيزة

RECEIVED

2005 FEB 18 A 8:11

FFICE OF I... CORPORATE FI...

Date: 15 February 2005

Securities and Exchange Commission
Office of International Corpor[redacted]
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

05005952

SUPPL

Re: Exemption No.: 82-34764

Dear Sir or Madam:

Please accept this letter from The Bank of New York as Depositary bank on behalf of Commercial International Bank (Egypt), S.A.E., the "Company".

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with the Company's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed *COMMERCIAL INTERNATIONAL BANK (EGYPT) S..A.E end of 2004 Results* to uphold the 12g3-2(b) exemption.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number 333-113597.

Thank you.

Sincerely,

Suha Awny
~~Investor~~ Relations Officer

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

dlw 2/22

KPMG Hazem Hassan
Public Accountants & Consultants

Allied for Accounting & Auditing E&Y
Public Accountants & Consultants

RECEIVED 2005 FEB

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Commercial International Bank (Egypt)

We have audited the accompanying Balance Sheet of Commercial International Bank – (Egypt) S.A.E as of December 31, 2004 and the related statements of income and cash flow and statement of changes in Equity for the financial year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Auditing Standard and in the light of provisions of applicable Egyptian Laws and regulations. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement . An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above together with the notes attached thereto present fairly, in all material respects, the financial position of Commercial International Bank (Egypt) S.A.E. as of December 31, 2004, and the results of its operation and its cash flows for the Financial year then ended, in accordance with Egyptian Accounting Standards and in compliance with applicable Egyptian laws and regulations.

The Bank Keeps proper accounting records which include all that is required by Law and the statutes of the Bank, and the accompanying financial statements are in agreement therewith.
According to the information and explanations given to us, no contravention of the Central Bank, banking and Monetary Institution Law No. 88 of 2003

The financial information contained in the Board of Directors' report prepared in conformity with Law No. 159 of 1981 and its executive regulation are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan
KPMG Hazem Hassan
Public Accountants & Consultants

Emad Ragheb
Allied for Accounting & Auditing E & Y
Public Accountants & Consultants

Cairo, February 13, 2005

Commercial International Bank (Egypt)S.A.E.
Balance Sheet as of
Dec. 31, 2004

	Note No.	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
Assets			
- Cash & Due From Central Bank	(4)	2,970,806,011	2,674,292,801
- Due From Banks	(5)	4,649,962,623	3,782,015,348
- Treasury Bills	(6)	2,268,671,181	1,427,181,491
- Reverse Repos	(7)	674,285,962	-
- Trading Financial Investments	(8)	673,201,901	476,223,229
- Available for sale Financial investments	(9)	2,251,402,178	1,638,846,363
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(10&11)	13,394,477,871	12,505,238,953
- Held to maturity Financial Investments	(12)	155,275,278	933,562,940
- Financial Investments in Subsidiary and associated co.	(13)	82,400,000	65,660,000
- Debit Balances & Other Assets	(15)	561,476,616	418,384,985
- Fixed Assets (Net)	(16)	294,790,184	232,046,863
Total Assets		**27,976,749,805**	**24,153,452,973**
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(17)	224,649,342	163,305,925
- Customers Deposits	(18)	23,979,205,974	20,414,684,038
- Dividends & Profit Sharing		-	242,446,824
- Credit Balances & Other Liabilities	(19)	455,148,244	445,762,619
- Long Term Loans	(20)	121,042,257	270,408,918
- Other Provisions	(21)	787,926,530	708,676,979
Total Liabilities		**25,567,972,347**	**22,245,285,303**
Shareholders' Equity			
- Issued & Paid - in Capital		1,300,000,000	1,300,000,000
- Reserves		603,021,808	608,167,670
Total Shareholders' Equity	(22)	1,903,021,808	1,908,167,670
Net profit of the year		505,755,650	-
Total Shareholders' Equity & net profit		2,408,777,458	1,908,167,670
Total Liabilities & Shareholders' Equity		**27,976,749,805**	**24,153,452,973**
Contingent & commitments Liabilities			
- Contingent & commitments Liabilities	(23)	**4,848,267,166**	**5,175,378,396**

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Income Statement for the year from Jan.1 2004 to Dec. 31 2004

	Note No.	from Jan.1,2004 to Dec. 31,2004 L.E	from Jan.1,2003 to Dec 31,2003 L.E
- Interest Received from Clients & Banks		1,248,111,869	1,170,428,750
- Interest Received from Treasury Bills & Bonds		368,999,619	277,505,567
Deduct			
- Interest Paid to Clients & Banks		(908,197,696)	(869,115,423)
Net Interest Income		**708,913,792**	**578,818,894**
- Banking Fees & Commissions		351,774,711	261,886,103
- Shares Dividends		31,733,658	20,674,978
- Foreign Exchange Profits (losses)	(24)	105,026,452	(2,168,707)
- Profits From Selling Financial Investments		23,232,948	16,859,968
- Trading Financial investments evaluation differences		(5,218,850)	98,569,657
- Other Income		57,290,780	36,712,507
Total Fee Income		**563,839,699**	**432,534,506**
Net Operating Income		**1,272,753,491**	**1,011,353,400**
Deduct			
- Provisions		(322,658,431)	(303,438,801)
- Other Financial investments evaluation differences	(25)	(68,518,066)	12,182,060
- General & Administrative Expenses & Depreciation		(328,649,064)	(267,225,665)
- Other Expenses		(47,303,088)	(40,981,209)
		(767,128,649)	(599,463,615)
Net operating profits		**505,624,842**	**411,889,785**
- Non_operating income		130,808	691,298
Net Profit		**505,755,650**	**412,581,083**
Earning per share	(26)	3.44	2.81

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.

Cash flow for the year from Jan .1 ,2004 to Dec. 31,2004

	from Jan.1,2004 to Dec. 31,2004	from Jan.1,2003 to Dec. 31,2003
Cash Flow From Operating Activities		
- Net Income before Tax	505,755,650	412,581,083
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	46,739,840	39,771,576
- Provisions (Addition during the year)	322,658,431	303,438,801
- Trading financial investments evaluation	5,218,850	(98,569,657)
- Other financial investments evaluation	68,518,066	(12,182,060)
- Utilization Of Provisions (except provision for doubtful debts)	(78,755)	(8,498)
- FCY revaluation Differences of Provisions Balances except doubtful debts	(1,434,375)	50,551,910
- Gains From Selling Fixed Assets	(130,808)	(691,298)
- Profit From Selling financial Investments	(23,232,948)	(16,859,968)
- Income tax paid	(17,470,888)	(124,000,000)
- FCY revaluation diff.of Long Term Loans	2,140,200	46,039,556
Operating Profits Before Changes in Operating Assets & Liabilities	**908,683,263**	**600,071,445**
Net Decrease (Increase) in Assets		
- Due From Banks	(904,477,381)	(819,809,993)
- Treasury Bills	(853,141,913)	(249,094,953)
- Reverse Repos	(674,285,962)	00
- Trading financial Investments	(202,197,522)	(285,289,410)
- Available for sale financial investments	(657,840,933)	264,245,944
- Loans & Overdrafts	(1,124,674,245)	(1,861,551,199)
- Debit Balances & Other Assets	(131,916,846)	(9,135,624)
Net Increase (Decrease) In Liabilities		
- Due to Banks	61,343,417	(164,664,633)
- Customers Deposits	3,564,521,936	4,599,932,246
- Credit Balances & Other Liabilities	9,385,625	123,633,747
Net Cash Provided from Operating Activities	**(4,600,561)**	**2,198,337,570**

Commercial International Bank (Egypt) S.A.E.
Cash flow for the year from
Jan .1 ,2004 to Dec. 31,2004

	from Jan.1,2004 to Dec. 31,2004	from Jan.1,2003 to Dec. 31,2003
Cash Flow From Investment Activities		
- Purchases Of subsidiaries & associated companies	(16,740,000)	(20,160,000)
- Prepaid for Fixed Assets , Premises and Fitting- out of Branches	(109,516,673)	(83,365,487)
- Purchases Of Held to maturity financial Investments	778,287,662	(933,347,940)
Net Cash (Used in) Investment Activities	**652,030,989**	**(1,036,873,427)**
Cash Flow From Financing Activities		
- Increase (Decrease) in Long - Term Loans	(151,506,861)	(101,625,819)
- Dividends Paid	(242,446,824)	(238,801,907)
- Increase (decrease) in bonds		(300,000,000)
- Reserve for financial investments revaluation Diff.	(5,145,862)	20,618,560
Net Cash (Used in) Financing Activities	**(399,099,547)**	**(619,809,166)**
Net Increase in cash & cash equivalent	248,330,881	541,654,977
- Beginning Balance of cash & cash equivalent	3,077,271,444	2,535,616,467
- **Cash & Cash Equivalent Balance At the End of the year**	**3,325,602,325**	**3,077,271,444**
Cash & Cash Equivalent are Represented as Follows :		
- Cash and Due from Central Bank	2,970,806,011	2,674,292,801
- Due from Banks	4,649,962,623	3,782,015,348
- Treasury Bills	2,268,671,181	1,427,181,491
- Due to Banks	(4,561,907,521)	(3,657,430,140)
- Treasury Bills with maturity More than Three Months	(2,001,929,969)	(1,148,788,056)
Total Cash & Cash Equivalent	**3,325,602,325**	**3,077,271,444**

Commercial International Bank (Egypt) S.A.E
Statement of changes in Shareholders' equity as of Dec. 31,2004

2003	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	308,719,566	453,901,139	162,709,903	-	-	1,575,330,608
- Transfer to reserves	-	36,909,488	275,309,014	-	-	-	312,218,502
- Distributed profits	-	-	-	-	-	-	-
- Capital Increase	650,000,000	(70,295,052)	(579,704,948)	-	-	-	-
- Net Profits of the year	-	-	-	-	-	-	-
- Reserve Increase	-	-	-	-	20,618,560	-	20,618,560
Balance at the end of The Year	**1,300,000,000**	**275,334,002**	**149,505,205**	**162,709,903**	**20,618,560**	**-**	**1,908,167,670**

2004	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the year L.E	Total L.E
- Balance at beginning of The year	1,300,000,000	254,704,948	-	162,709,903	20,618,560	412,581,083	2,150,614,494
- Transfer to reserves	-	20,629,054	149,505,205	-	-	(170,134,259)	-
- Distributed profits	-	-	-	-	-	(242,446,824)	(242,446,824)
- Net Profits of the year	-	-	-	-	-	505,755,650	505,755,650
- reverse part reserve	-	-	-	-	(5,145,862)	-	(5,145,862)
Balance At The End Of The year	**1,300,000,000**	**275,334,002**	**149,505,205**	**162,709,903**	**15,472,698**	**505,755,650**	**2,408,777,458**

Commercial International Bank (Egypt)
Recommended Appropriation Account For 2004

		2004	2003
-	Net Profit	505,755,650	412,581,083
-	Profit Available For Distribution	412,581,083	380,886,150

To Be Distributed As Follows :-

		2004	2003
-	Legal Reserve	25,287,783	20,629,054
-	First Dividends Share to Shareholders	65,000,000	65,000,000
-	Staff Profit Sharing	50,575,565	41,258,108
-	Board Members Bonus	7,586,335	6,188,716
-	Second Dividends Share to Shareholders	162,500,000	130,000,000
-	General Reserve	194,805,967	149,505,
Total		**505,755,650**	**412,581,083**

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
As of December 31, 2004

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and fifty five branches , in addition to thirty eight units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Financial Statement is prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And takes into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods untill maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contingent liabilities accounts . The difference between the two parts of the contract is recorded in other liabilities or other assets as unrealized gain /loss on the date of commitment . The said difference is amortized by crediting / debiting the " Foreign Exchange Income" in the income statement.

- Premium paid for foreign currencies option contracts is recorded in the Financial Statement under " Debit Balances & Other Assets " such premium is settled in the income statement according to the evaluation of these contracts at fair value. The difference between premium received and paid concern the customers hedging option contracts recorded in the Financial Statement under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) Realization of Income

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills , reverse repose and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) Treasury Bills

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Financial statement .

E) Repos & (Reverse Repos)Transactions

Repos (Reveres Repos) transactions are recorded on the financial statement whereas its cost (revenue) is recorded on the income statement mate term "interest paid to clients & Banks" ("interest received from treasury Bills & Bonds ")

F) Evaluation of Trading Investments

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value. Such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in the income statement.

G) **Evaluation of Available for Sale Investments**

Available for Sale Investments are evaluated at the lower of cost (taking in consideration the evaluation of Foreign Currency) or fair value for each investment and the differences are recorded in "other investments evaluation differences " in Income Statement except the difference related to prior years which should be recorded as a special reserve in shareholders' equity .

In case of decreases in the investment value its share in the special reserve will be utilized , and the remaining balance should be transferred to income statement .

In case of selling the investment, it's share in the special reserve should be transferred to income statement .

H) **Evaluation of Held to Maturity Investments**

Bonds purchased from the primary market are evaluated at cost, representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in the income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower than the nominal value, and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of downfall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in the income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods.

The book value of foreign currency bonds is amended by the difference resulting from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date. Such differences are recorded in foreign exchange income in the income statement .

I) Investments in Subsidiaries and Associated Companies

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in the income statement. In the case of an increase in the fair value. Such increase will be added to the same category in the income statement within the limit of the amounts previously charged .

J) Assets Acquired for settlement of Debits

These Assets are recorded in the Financial Statement under " debit balances & Other Assets " at cost and in the case of a decrease of the fair value of these assets at the Financial Statement date, the difference is charged to the income statement and the increase of the fair value should be credited to the income statement within the limit of amounts charged in previous financial periods .

K) Provision for Doubtful Debts and Contra Accounts

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off. In addition to taking all the necessary legal action required, a continuous follow up is performed for the recovery of all or part of the written-off amounts.

L) Contingent Liability Accounts

Contingent Liability Accounts include transactions in which the Bank is involved as a third party , forward foreign exchange contracts, SWAP transaction , Option. Such transactions do not represent actual bank's assets or liabilities at the Financial Statement date.

M) Cash & Cash Equivalent

In the Statement of Cash Flow, the Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

N) **Depreciation and Amortization**

Depreciation of Fixed Assets (Except the land) is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

O) **Income Tax**

Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

(3) **Financial Instruments and their risk management**

(3/1) **Financial Instruments**

A) The bank's financial instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers and banks . The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) **Financial Instruments Fair Value**

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the Financial Statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (9),(12),(13) are showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.

- Determining interest rates in consideration with the prevailing discount rates on various currencies.

- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (27 & 28) of the notes to the Financial Statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers and Banks ,financial Investments (Bonds), due from banks, rights and obligations from others, are financial assets exposed to credit risk which result in these parties' inability to repay in part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .

- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.

- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.

- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (30) discloses the distribution of loans portfolio over various sectors.

C) **Foreign Currency Risk**

The nature of the bank's activity requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currency positions according to Central Bank of Egypt instructions in that respect. Note No. (31) of the financial statements discloses significant foreign currency positions at the financial statement date.

4- Cash And Due From Central Bank

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Cash & Cash Items	408,463,148	371,929,838
- Reserve Balance with CBE	2,562,342,863	2,302,362,963
Total Cash & Due From Central Bank	**2,970,806,011**	**2,674,292,801**

5- Due from Banks

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
(A) Central Bank		
- Time Deposits	232,463,340	633,928,379
Total Due from central bank	**232,463,340**	**633,928,379**
(B) Local Banks		
- Current Accounts	5,245,686	4,990,327
- Time Deposits	488,549,000	396,425,251
Total Due from Local Banks	**493,794,686**	**401,415,578**
(C) Foreign Banks		
- Current Accounts	82,809,416	119,594,881
- Time Deposits	3,840,895,181	2,627,076,510
Total Due From Foreign Banks	**3,923,704,597**	**2,746,671,391**
Total Due From Banks	**4,649,962,623**	**3,782,015,348**

6- Treasury Bills

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- 91 Days Maturity	270,800,000	280,000,000
- 182 Days Maturity	1,416,725,000	1,166,000,000
- 364 Days Maturity	666,225,000	-
Total Treasury Bills	**2,353,750,000**	**1,446,000,000**
- Issuance Discount	**(85,078,819)**	**(18,818,509)**
Net Treasury Bills	**2,268,671,181**	**1,427,181,491**

7- Reverse Repos

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Maturity within one week	258,017,644	
- Maturity within three months	370,527,770	
- Maturity within six months	45,740,548	
- Maturity within one year	-	
	674,285,962	-

8- Trading Financial Investments

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Portfolio Managed By other parties	453,931,288	290,361,988
- Bonds	202,052,927	178,259,906
- Shares	17,217,686	7,601,335
Total Trading Financial Investments	**673,201,901**	**476,223,229**

The Financial Trading Investments are represented as follows :-

- Financial Investments Quoted on Stock Exchange	673,201,901	476,223,229
- Financial Investments Un-quoted on Stock Exchange	0	0
	673,201,901	**476,223,229**

9- Available for sale financial investments

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
(A) Shares		
- Bank's Shares	9,076,909	6,890,735
- Corporate Shares	573,722,193	614,867,372
(B) Bonds		
- Governmental Bonds	698,204,996	330,072,337
- Bank's Bonds	114,958,153	115,184,353
- Corporate Bonds	855,439,927	571,831,566
	2,251,402,178	**1,638,846,363**

Available for sale financial investments are represented as follows :-

- Financial Investments Quoted on Stock Exchange	1,902,849,069	1,316,598,355
- Financial Investments Un-quoted on Stock Exchange	348,553,109	322,248,008
	2,251,402,178	**1,638,846,363**

- The market Value of Available for sale Investments listed on the Capital market is LE 1,971,258,092 as of Dec, 31,2004 compared to LE 1,360,090,790 as of December 31,2003

10- Loans and Overdrafts

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Discounted Bills	175,368,806	287,242,050
- Loans & Overdrafts to Customer	13,641,966,481	12,279,166,995
- Loans & Overdraft to Banks	638,829,924	746,428,550
	14,456,165,211	13,312,837,595
- Unearned Bills discount	(4,102,723)	(6,343,819)
- Provision For Doubtful Debts	(911,915,247)	(718,723,704)
- Unearned Interest & commission	(145,669,370)	(82,531,119)
Net Loans & Overdrafts	**13,394,477,871**	**12,505,238,953**

11- Provision For Doubtful Debts

Dec. 31, 2004

	Specific LE	General LE	Total LE
- Balance at beginning of the year	333,106,251	385,617,453	718,723,704
- Addition during the year	224,424,862	0	224,424,862
- written off debts recoveries	14,364,457	-	14,364,457
- Foreign currency revaluation diff.	(2,606,103)	0	(2,606,103)
	569,289,467	**385,617,453**	**954,906,920**
Usage during the year	(42,991,673)		(42,991,673)
Transferred from general to specific	25,172,138	(25,172,138)	0
Balance at the end of the year	**551,469,932**	**360,445,315**	**911,915,247**

Dec. 31, 2003

	Specific LE جنيه	General LE جنيه	Total LE جنيه
- Balance at beginning of the year	165,087,738	289,197,873	454,285,611
- Addition during the year	199,677,510	0	199,677,510
- written off debts recoveries	13,392,724	0	13,392,724
- Transferred from general to specific	3,128,362	(3,128,362)	0
- Transferred from provision for income ta›	41,618,560	0	41,618,560
- Foreign currency revaluation diff.	42,229,943	107,937,335	150,167,278
	465,134,837	**394,006,846**	**859,141,683**
- Usage during the Year	(132,028,586)	0	(132,028,586)
- Transfer to provision for contingent	0	(8,389,393)	(8,389,393)
Balance at the end of the Year	**333,106,251**	**385,617,453**	**718,723,704**

-12 Held to maturity Investments

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Housing Bonds (maturity Dec.2019)	215,000	215,000
- Treasury Bonds	155,060,278	933,347,940
	155,275,278	933,562,940

The held to maturity Financial Investments are represented as follows :-

	Dec. 31, 2004	Dec. 31, 2003
- Investments Quoted on Stock Exchange	155,060,278	933,347,940
- Investments Un-quoted on Stock Exchange	215,000	215,000
	155,275,278	**933,562,940**

- The market value of Held to Maturity Financial Investment is LE 163,273,464 as of Dec. 31,2004

13- Financial Investments in subsidiary companies

	Dec. 31, 2004		Dec. 31, 2003	
	LE	%	LE	%
- Commercial International Brokerage co.	12,000,000	%40	10,000,000	%40
- Contact for Cars Trading	31,000,000	%40	20,000,000	%40
- Commercial International life insurance co.	32,000,000	%40	32,000,000	%40
- C I Assets Management	1,500,000	%30	1,500,000	%30
- Corplease co.	5,400,000	%40	2,160,000	%40
- Concept co.	500,000	%40		
	82,400,000		**65,660,000**	

The Financial Investments in subsidiary companies are represented as follows :-

	Dec. 31, 2004	Dec. 31, 2003
- Financial Investments Quoted on Stock Exchange	12,000,000	10,000,000
- Financial Investments Un-quoted on Stock Exchange	70,400,000	55,660,000
	82,400,000	65,660,000

- The market value of The Financial investments in subsidiary companies quoted on stock Exchange is LE 12,000,000 as of 31 Dec. 2004 And 10,000,000 as of Dec 2003

14- Capital Commitments (Financial Investments)

The capital commitments for the financial investments reached in date of Financial position L.E 132,305,874 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
- **Available for sale Financial investments**	176,749,490	60,643,616	116,105,874
- **Financial Investments in subsidiaries co.**	21,600,000	5,400,000	16,200,000

15- Debit Balances and Other Assets

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Accrued Interest receivable	191,085,751	104,492,257
- Prepaid Expenses	15,050,977	12,573,959
- Advances for Purchase of Fixed Assets	83,387,859	83,223,539
- Assets Acquired for Settlement of Debts	131,866,299	120,855,834
- Accounts receivable & Other Assets	140,085,730	97,239,396
Total Debit Balances and Other Assets	**561,476,616**	**418,384,985**

16- Fixed Assets (Net of Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	2,247,073	162,708,373	154,336,833	14,886,683	47,083,795	60,733,711	24,445,319	466,441,787
Additional during the year	3,750,504	43,402,370	30,485,018	3,074,326	7,768,777	14,660,677	6,341,489	109,483,161
Closing Balance (1)	5,997,577	206,110,743	184,821,851	17,961,009	54,852,572	75,394,388	30,786,808	575,924,948
Accu.Depreciation at beginning of the year (4)	-	48,765,007	84,512,136	10,882,589	39,392,485	38,257,980	12,584,727	234,394,924
Current year Depreciation	-	8,962,246	23,739,776	1,194,186	4,999,441	5,721,085	2,123,106	46,739,840
Accu.Depreciation at end of the year (2)	-	57,727,253	108,251,912	12,076,775	44,391,926	43,979,065	14,707,833	281,134,764
End of year net asstes(1-2)	5,997,577	148,383,490	76,569,939	5,884,234	10,460,646	31,415,323	16,078,975	294,790,184
Beginning of year net assets (3-4)	2,247,073	113,943,366	69,824,697	4,004,094	7,691,310	22,475,731	11,860,592	232,046,863
		5%	20%	20%	33.3%	12.5%	10%	

- Net fixed assets in financial position date includes **33,189,912** represents fixed assets not registered yet and registrations procedures in process

17- Due to Banks

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
(a) Central Bank		
- Current Accounts	1,753,231	2,832,636
- Time Deposits	0	9,211,072
Total Due to Central Bank	**1,753,231**	**12,043,708**
(b) Local Banks		
- Current Accounts	20,961,988	23,241,936
- Time Deposits	920,848	19,062,452
- Total Due to Local Banks	**21,882,836**	**42,304,388**
(c) Foreign Banks		
- Current Accounts	201,013,275	108,957,829
- Time Deposits	0	0
- Total Due to foreign Banks	**201,013,275**	**108,957,829**
Total Due to Banks	**224,649,342**	**163,305,925**

18- Customers' Deposits

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Demand Deposits	6,210,737,358	4,339,557,816
- Time & Notice Deposits	6,964,795,904	7,967,313,845
- Saving & Deposits Certificates	5,277,089,511	3,456,461,428
- Saving Deposits	4,391,838,621	3,753,395,330
- Other Deposits	1,134,744,580	897,955,619
Total Customer Deposits	**23,979,205,974**	**20,414,684,038**

19- Credit Balances and Other Liabilities

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Accrued Interest Payable	86,518,203	106,739,344
- Accrued Expenses	46,265,669	15,472,209
- Accounts Payable	305,154,704	313,560,350
- Other Liabilities	17,209,668	9,990,716
Total Credit Balances And Other Liabilities	**455,148,244**	**445,762,619**

20- Long Term Loans

	Rate %	Maturity date	Maturing through next year	Balance at Dec. 31, 2004	Balance at Dec. 31, 2003
- Sumitomo bank					153,974,175
- European Investment Bank	-	Dec-2012	0	33,230,664	31,090,464
- KFW Bank		ten years		18,873,292	
- Ministry of Agriculture (F.S.D.P)	3.5 - 5.5 depends on maturity date	3-5 years	4,710,332	11,537,188	16,021,323
- Ministry of Agriculture (V.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	2,562,190	246,350	1,142,750
- Ministry of Agriculture (M.S.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	2,417,873	43,357,763	47,741,357
- Barclays bank (P.S.F.S)	6.62	ten years from 1996	2,565,000	3,797,000	10,212,000
- Social Fund	3 months T/D or 9% which more	2010	0	10,000,000	10,226,849
Total			**12,255,395**	**121,042,257**	**270,408,918**

21- Other Provisions

Dec. 31, 2004
L.E

	Opening Balance	Addition During the year	FCY Balance Reval. Difference	Usage During the year	Transfer	Closing Balance
- Provision for Income Tax claims	474,262,778	50,000,000	0	(17,470,888)	0	506,791,890
- Provision for Legal Claims	1,883,088	314,391	(7,004)	(78,755)	0	2,111,720
- Provision for contingent	68,147,300	32,221,000	(783,803)	0	0	99,584,497
- Provision for General risk *	151,066,860	15,698,178	(344,592)	0	(12,377,304)	154,043,142
- Provision for Bank Risk insurance	13,316,953	0	(298,976)	0	12,377,304	25,395,281
Total Other Provisions	**708,676,979**	**98,233,569**	**(1,434,375)**	**(17,549,643)**	**0**	**787,926,530**

*Operation risk and Market risk which reach 107,406M and 16,856M consequently on 31/12/2004 are a part of General risk provision cover according to "Basel II" requirments.

Dec. 31, 2003
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	558,632,242	81,249,096	0	(124,000,000)	(41,618,560)	474,262,778
- Provision for Legal Claims	1,433,328	0	449,760	0	0	1,883,088
- Provision for contingent	27,968,646	22,512,195	9,277,066	0	8,389,393	68,147,300
- Provision for General risk	113,558,729	0	37,508,131	0	0	151,066,860
- Provision for Bank Risk insurance	10,000,000	0	3,316,953	0	0	13,316,953
- Provision for Real Estate Tax	8,498	0	0	(8,498)	0	0
Total Other Provisions	**711,601,443**	**103,761,291**	**50,551,910**	**(124,008,498)**	**(33,229,167)**	**708,676,979**

22- Capital & Reserves

(a) **Capital**

- The Authorized Capital reached LE 1500 Million

- paid - in capital reached to LE 1300 million divided to 130 million shares with par value LE 10 per each .

(B) **Reserves**

According to the bank statues 5% of net profit is to increase legal reserve until legal Reserve reaches 50% of the bank's issued and paid -in capital

Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

23- Contingent Accounts

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Letters of Guarantee	4,077,122,707	4,022,808,535
- Letters of Credit (import & export)	518,658,339	693,273,659
- Customers Acceptances	370,222,289	457,896,303
- Forward Foreign Exchange contracts	933,107	79,099
- Swap Deals	(118,669,276)	1,320,800
Total	4,848,267,166	5,175,378,396

24- Foreign Exchange Profits (losses)

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- profit from dealing with foreign currencies	100,951,465	59,413,794
- Profit (loss) of revaluation of Monitoring assets and Liabilities	1,205,385	(67,976,843)
- profit (loss) forward deals revaluation	745,490	198,188
- profit revaluation of options	2,124,112	6,196,154
	105,026,452	**(2,168,707)**

25- Other Financial investments evaluation differences

	Dec. 31, 2004 L.E +(-)	Dec. 31, 2003 L.E +(-)
- Available for sale Financial investments	(68,518,066)	12,182,060
- Held to maturity Financial Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(68,518,066)	**12,182,060.0**

26- Earning Per Share

	Dec. 31, 2004 L.E	Dec. 31, 2003 L.E
- Net Profit For The Year	505,755,650	412,581,083
- Board Member's Bonus	(7,586,335)	(6,188,716)
- Staff Profit Sharing	(50,575,565)	(41,258,108)
- Shareholders' share in profits	447,593,750	365,134,259
- Number of Shares	130,000,000	130,000,000
- Earning Per Share	3.44	2.81

27- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	2,970,806,011	-
- Due from Banks	4,649,962,623	-
- Treasury Bills	2,353,750,000	-
- Reverse repos	674,285,962	-
- Trading Investments	673,201,901	-
- Available for sale investments	2,251,402,178	-
- Customers' Loans & Overdrafts	5,889,750,526	7,781,915,391
- Banks' Loans & Overdrafts	324,448	638,505,476
- Held to maturity Investments	-	155,275,278
- Investments in subsidiary companies	-	82,400,000
- Debit Balances and Other Assets	561,476,616	-
	20,024,960,265	**8,658,096,145**
Liabilities		
- Due to Banks	224,649,342	-
- Customer Deposits	18,693,844,750	5,285,361,224
- Long Term Loans	12,255,395	108,786,864
- Credit Balances and Other Liabilities	455,148,244	-
	19,385,897,731	**5,394,148,088**

28- Interest Rate

The average interest rates applied for Assets and Liabilities during the year are 5.94 % & 3.26 % Respectively .

29- Corporate Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1993 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- The bank's corporate income tax position has been examined and settled with the Tax Authority from 1994 up to 2000 and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 2001 up to 2002 were examined and under discussion with the tax Authority.

30- Distribution of Assets, Liabilities and Contingent Accounts

Assets

		Local Currency	Foreign Currency
1-	Due From Banks	298,158,474	4,351,804,149
2-	Loans & Overdrafts		%
	Agriculture Sector	94,329,829	0.65
	Industrial Sector	7,149,432,641	49.46
	Trading Sector	564,250,011	3.90
	Services Sector	5,378,650,007	37.21
	Household Sector	1,059,468,169	7.33
	Other Sectors	210,034,554	1.45
	Total Loans & Overdrafts (Including unearned interest)	**14,456,165,211**	**100.00**
	Unearned Discounted Bills	**(4,102,723)**	
	Provision for Doubtful Debts	**(911,915,247)**	**6.31**
	Unearned Interest & Commission	**(145,669,370)**	
	Net Loans & Overdrafts	**13,394,477,871**	

Liabilities

		Local Currency	Foreign Currency
1-	Due to Banks	2,823,048	221,826,294
2-	Customers' Deposits		%
	Agriculture Sector	14,441,486	0.06
	Industrial Sector	2,619,481,284	10.92
	Trading Sector	691,757,361	2.89
	Services Sector	3,840,085,822	16.01
	Household Sector	15,300,594,160	63.81
	Other Sector	1,512,845,861	6.31
	Total Customers' Deposits	**23,979,205,974**	**100.00**

Contingent Accounts

		Local Currency	Foreign Currency
-	Letters of Guarantee	1,300,303,013	2,776,819,694
-	Letter of Credit (import & export)	16,103,468	502,554,871
-	Customers Acceptances	224,111,483	146,110,806
-	Forward Foreign Exchange Contracts	116,657,249	(115,724,142)
-	Swap Deals	(926,565,596)	807,896,320
		730,609,617	**4,117,657,549**

31- Foreign Currencies Positions

	Dec. 31, 2004 in thousand L.E	Dec. 31, 2003 in thousand L.E
- Egyptian Pound	(16,400)	(5,480)
- US Dollar	15,849	(1,200)
- Sterling pound	(1,984)	1,630
- Japanese Yen	25	(407)
- Swiss Franc	191	208
- Euro	2,838	6,302

32- Transactions With Related Parties

All Banking transactions with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Banks	173,639,156
Loans & Overdrafts	261,022,527
Bank's Loans	122,028,000
Investment in subsidiary companies	82,400,000
Due to banks	9,054,076
Customer Deposits	115,988,233
Contingent Accounts	10,378,715

33- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification of the current period and General Assembly hold on Mar, 2004 decitions, For ratifing the Appropriation account of year 2003.